UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Amendment No. 1

EQM Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Holdings, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. EQGP Services, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,811,643 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,811,643 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.1%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 15,433,812 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 15,433,812 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,433,812 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885B 100

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 37,245,455 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 37,245,455 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,245,455 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018 (Schedule 13D), and relates to common units representing limited partner interests (Common Units) in EQM Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph after the first paragraph thereof:

ETRN has proposed to the board of directors of the General Partner a transaction pursuant to which a subsidiary of the Issuer will merge with and into EQGP, with EQGP surviving as a wholly-owned subsidiary of the Issuer. In the merger, (i) ETRN’s noneconomic general partner interest in EQGP will be converted into a noneconomic general partner interest in the Issuer, (ii) ETRN’s economic interests in EQGP will be converted into a combination of Common Units and Payment-in-Kind units in the Issuer (PIK Units) and (iii) the incentive distribution rights and economic general partner interest in the Issuer held by EQGP will be cancelled (the Proposed IDR Transaction). The aggregate number of Common Units and PIK Units issued by the Issuer in the Proposed IDR Transaction would be 95 million. The Proposed IDR Transaction is subject to the successful completion of the acquisition by ETRN and its affiliates of 100% of the outstanding limited partner interests in EQGP. The board of directors of the General Partner has delegated the authority to review, evaluate and negotiate the Proposed IDR Transaction to its conflicts committee, which will be comprised of independent directors as determined pursuant to the standards set forth in the Partnership Agreement.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

Other than the Proposed IDR Transaction, as of the date of this Amendment No. 1, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries. There can be no assurance that ETRN’s proposal to pursue the Proposed IDR Transaction will result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of such transactions. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of November 30, 2018, the number of Common Units issued and outstanding is approximately 120,457,638. As of November 30, 2018, EQGP is the record and beneficial owner of 21,811,643 Common Units, which represent approximately 18.1% of the outstanding Common Units.

(2)                                 EQGP GP does not directly own any Common Units; however, as the general partner of EQGP and the direct owner of the entire non-economic general partner interest in EQGP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(3)                                 Gathering Holdings does not directly own any Common Units; however, as the direct or indirect owner of approximately 79.3% of the limited partner interests in EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP, which represent approximately 18.1% of the outstanding Common Units.

(4)                                 As of November 30, 2018, EMH is the record and beneficial owner of 15,433,812 Common Units, which represent approximately 12.8% of the outstanding Common Units.

(5)                                 ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and indirect owner of 100% of the membership interests in EQGP GP and the sole member of EMH, it may be deemed to beneficially own the 21,811,643 Common Units beneficially owned by EQGP and the 15,433,812 Common Units beneficially owned by EMH, which in the aggregate represent approximately 30.9% of the outstanding Common Units.

(6)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
David L. Porges	42,148		*
Vicky A. Bailey	1,000		*
Kenneth M. Burke	—		*
Diana M. Charletta	3,246	(1)	*
Margaret K. Dorman	11,000		*
Kimberly T. Fleming	—		*
Thomas F. Karam	—		*
Mark S. Lewis	—		*
Kirk R. Oliver	—		*
Charlene Petrelli	18,130		*
Phillip D. Swisher	1,790		*
Norman J. Szydlowski	—		*
Robert F. Vagt	2,961		*
Robert C. Williams	—		*

*Less than 1% of the class beneficially owned.

(1) Includes 1,000 Common Units beneficially held by spouse.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 30, 2018

EQGP HOLDINGS, LP

By:	EQGP Services, LLC, its general partner

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQGP SERVICES, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer